Filed by Ares Capital Corporation
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under
Rule 14a-6 of the Securities Exchange Act of 1934
Subject Company: Allied Capital Corp.
Commission File No. 333-163760

ARES CAPITAL CORPORATION ANNOUNCES THAT ALL FOUR LEADING PROXY ADVISORY FIRMS SUPPORT ITS MERGER WITH ALLIED CAPITAL CORPORATION

Unanimously Recommend Their Clients Vote in Favor of the Issuance of
Shares in Connection with the Merger

NEW YORK, NY—March 17, 2010—Ares Capital Corporation (NASDAQ: ARCC) announced today that all four leading independent proxy advisory firms have recommended that Ares Capital stockholders vote in favor of the proposals for its pending merger with Allied Capital to be voted on at its special meeting of stockholders on March 26, 2010.  The proxy advisory firms issuing reports are RiskMetrics Group, Glass Lewis & Co., PROXY Governance, Inc. and Egan-Jones Proxy Services.

The reports recommend a vote “FOR” the issuance of Ares Capital shares in connection with the merger as described in the Joint Proxy Statement/Prospectus.  The reports also recommend a vote “FOR” the adjournment of the Ares Capital special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the Ares Capital special meeting on March 26, 2010 to approve such proposal.

As previously announced, the proposed merger has been unanimously approved by Ares Capital’s Board of Directors.  Ares Capital urges stockholders to follow the instructions in the Joint Proxy Statement/Prospectus and vote in favor of the share issuance and adjournment proposals, if they have not already done so.  If you have any questions or need assistance in voting your shares, please contact Ares Capital’s proxy solicitor, D.F. King & Co., Inc., at (800) 967-7635 (toll-free).

Ares Capital anticipates the closing of the Allied Capital merger to take place, subject to receipt of approval by Ares Capital and Allied Capital stockholders and satisfaction of other closing conditions, around the end of the first quarter of 2010.

About Ares Capital Corporation

Ares Capital Corporation is a specialty finance company that provides integrated debt and equity financing solutions to U.S. middle-market companies.  Ares Capital Corporation  invests primarily in first- and second-lien loans and mezzanine debt, which in some cases includes an equity component.  To a lesser extent, Ares Capital Corporation also makes equity investments.  Ares Capital Corporation is externally managed by Ares Capital Management LLC, an affiliate of Ares Management LLC, an SEC registered investment adviser and alternative asset investment management firm with approximately $33 billion of committed capital under management as of December 31, 2009.  Ares Capital Corporation is a closed-end, non-diversified management investment company that has elected to be regulated as a Business Development Company under the Investment Company Act of 1940. For additional information, please visit our website at www.arescapitalcorp.com.

Forward-Looking Statements

Statements included herein and in the Joint Proxy Statement/Prospectus and the supplement to the Joint Proxy Statement/Prospectus referred to below may constitute “forward-looking statements,” which relate to future events or the future performance or financial condition of Ares Capital or Allied Capital or the combined company following the merger. Ares Capital and Allied Capital caution readers that any forward-looking information is not a guarantee of future performance, condition or results and involves a number of risks and uncertainties. Actual results and condition may differ materially from those in the forward-looking statements as a result of a number of factors. Such forward-looking statements include, but are not limited to, statements about the benefits of the merger, including, among others, future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts.

Factors that may affect future results and condition are described in “Special Note Regarding Forward-Looking Statements” in the Joint Proxy Statement/Prospectus and in Ares Capital’s and Allied Capital’s other filings with the SEC, each of which are available at the SEC’s web site http://www.sec.gov  or http://www.arescapitalcorp.com  or http://www.alliedcapital.com, respectively. Ares Capital and Allied Capital disclaim any obligation to update and revise statements made herein or in the Joint Proxy Statement/Prospectus or the supplement to the Joint Proxy Statement/Prospectus based on new information or otherwise.

Important Additional Information Filed with SEC

This Communication is being made in respect of the proposed business combination involving Ares Capital and Allied Capital. In connection with the proposed transaction, Ares Capital has filed with the SEC a Registration Statement on Form N-14 that includes proxy statements of Ares Capital and Allied Capital and that also constitutes a prospectus of Ares Capital. On or around February 16, 2010, Ares Capital and Allied Capital began mailing the Joint Proxy Statement/Prospectus to their respective stockholders of record as of the close of business on February 2, 2010 and, on or around March 11, 2010, Ares Capital and Allied Capital began mailing a supplement to the Joint Proxy Statement/Prospectus to their respective stockholders as of the record date. INVESTORS AND SECURITY HOLDERS OF ARES CAPITAL AND ALLIED CAPITAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, THE SUPPLEMENT TO THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders can obtain free copies of the Registration Statement, Joint Proxy Statement/Prospectus, the supplement to the Joint Proxy Statement/Prospectus and other documents filed with the SEC by each of Ares Capital and Allied Capital through the web site maintained by the SEC at http://www.sec.gov. Free copies of the Registration Statement, Joint Proxy Statement/Prospectus, the supplement to the Joint Proxy Statement/Prospectus and other documents filed with the SEC can also be obtained on Ares Capital Corporation’s website at http://www.arescapitalcorp.com or on Allied Capital Corporation’s website at http://www.alliedcapital.com, respectively.

Proxy Solicitation

Ares Capital, Allied Capital and their respective directors, executive officers and certain other members of management and employees, including employees of Ares Capital’s investment adviser Ares Capital Management LLC and its affiliates, may be soliciting proxies from Ares Capital and Allied Capital stockholders in favor of the acquisition. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Ares Capital and Allied Capital stockholders in connection with the proposed acquisition is set forth in the Joint Proxy Statement/Prospectus and the supplement to the Joint Proxy Statement/Prospectus filed with the SEC. You can obtain a free copy of these documents in the manner set forth above.

Ares Capital Investor Contact:

Carl G. Drake

(404) 814-5204